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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
           SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)4
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               WYANT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               WYANT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   982855108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  MARC D'AMOUR
             VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                               WYANT CORPORATION
                            1170 US HIGHWAY 22 EAST
                                   SUITE 203
                         BRIDGEWATER, NEW JERSEY 08807
                                 (514) 636-9926
      (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                           KENNETH E. ADELSBERG, ESQ.
                      WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 858-1000

        [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     NAME AND ADDRESS. The name of the subject company is Wyant Corporation, a New York corporation (the "Company"). The address of the principal executive offices of the Company is 1170 US Highway 22 East, Suite 203, Bridgewater, New Jersey 08807, and its telephone number is (514) 636-9926.

     SECURITIES. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $.01 per share (the "Shares"), of the Company. As of September 5, 2000 there were 2,270,617 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Statement, is set forth in Item 1 above.

     TENDER OFFER. This Statement relates to the tender offer by Perkins Acquisition Corp., a New York corporation (the "Purchaser"), as set forth in the Tender Offer Statement on Schedule TO, dated September 8, 2000 (the "Schedule TO"), to purchase any and all of the issued and outstanding Shares of the Company at a price of $4.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are contained as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Purchaser is a wholly owned subsidiary of Perkins Papers Ltd., a corporation existing under the laws of Canada (the "Parent").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 30, 2000 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and upon satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving entity and becoming a wholly owned subsidiary of Parent. The Purchaser and Parent have also entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") dated August 30, 2000 with James A. Wyant, the Vice Chairman and Corporate Secretary of the Company, John Derek Wyant, Lynne Ellen Emond and the Estate of Gerald W. Wyant (the "Wyant Family"), as the beneficial owners of certain Shares of the Company, and James A. Wyant as the beneficial owner of Class E Exchangeable Preferred Stock ("Exchangeable Preferred Stock") of Wood Wyant Inc., a corporation organized and existing under the laws of Canada and a wholly owned subsidiary of the Company ("Wood Wyant"). The Exchangeable Preferred Stock is exchangeable on a one-for-one basis for Shares of the Company. Pursuant to the Stock Purchase Agreement (a) all of the Shares owned by the Wyant Family, constituting a majority of the issued and outstanding Shares of the Company, shall be tendered in the Offer and Purchaser shall take up and pay for such Shares, and (b) Parent shall simultaneously, and for the same per share consideration, purchase all of the Exchangeable Preferred Stock from the owner thereof. Therefore, the Purchaser will possess, upon consummation of the Offer, sufficient voting power to cause the Company to consummate the Merger without the affirmative vote of the stockholders of the Company. Copies of the Merger Agreement and the Stock Purchase Agreement are filed as Exhibits (e)(1) and
(e)(2) hereto, respectively, and are incorporated herein by reference.

     The Schedule TO states that the address of the principal executive offices of Purchaser is 77, Marie-Victorin Boulevard, Candiac, Quebec J5R 1C3. Certain information related to the Offer and the Merger can be found on the Company's website at http://www.wyantcorp.com.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     All of the members of the Board of Directors of the Company (the "Board") and executive officers of the Company may be considered to have an interest in the Offer and the Merger, as each of them beneficially owns Shares of the Company, either outright or in the form of stock options. Pursuant to the Merger

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Agreement, promptly following the acceptance for payment of Shares pursuant to the Offer, each holder of an option to purchase Shares under the Company's 1991 Stock Option Plan and the 1997 Stock Option Plan (the "Plans"), which options are outstanding as of August 30, 2000 and which have not yet been exercised, shall be entitled to receive from Purchaser, upon the disposition of and as consideration for such option, a cash payment in an amount per share equal to the positive excess of the Share Price over the Option Price (as defined in the Plans), multiplied by the number of Shares covered by such option, subject to any required withholding taxes. The information set forth in the "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND WYANT MANAGEMENT" section of the Company's Proxy Statement on Schedule 14A filed with the Commission on April 20, 2000 is incorporated herein by reference.

     Pursuant to their employment agreements with Wood Wyant (the "Employment Agreements"), each of Mr. Donald MacMartin (the Chairman of the Board, President and Chief Executive Officer of the Company) and Mr. Marc D'Amour (Vice-President, Chief Financial Officer and Treasurer of the Company) is entitled to receive a retention bonus from Wood Wyant upon a Change in Control of the Company (as defined in the Employment Agreements). The consummation of the transactions contemplated by the Stock Purchase Agreement would constitute such a Change in Control and would thereafter require the payment to Messrs. MacMartin and D'Amour, provided they remain employees of Wood Wyant upon the date of such Change in Control, of retention bonuses. Pursuant to the terms of certain Amended and Restated Loan Agreements originally entered into on November 1, 1997 (the "Loan Agreements") between Wood Wyant and Messrs. MacMartin and D'Amour, Wood Wyant made loans to Messrs. MacMartin and D'Amour in the principal amounts of Cdn. $300,000 (approximately US $202,900), and Cdn. $23,710 (approximately US $16,000), respectively. Pursuant to the Loan Agreements, any amounts received by Messrs. MacMartin and D'Amour as retention bonuses under the Employment Agreements would be required to be used by them to fully repay any and all amounts then outstanding under the Loan Agreements. As of September 5, 2000 principal amounts outstanding under the Loan Agreements are Cdn. $270,000 (approximately US $182,600) in respect of Mr. MacMartin and Cdn. $23,710 (approximately US $16,000) in respect of Mr. D'Amour. Each employee would be paid as a retention bonus an amount equal to twice the amount of the principal amount of such employee's loan and all accrued and unpaid interest outstanding as of the time of the Change in Control. The information set forth in the "EXECUTIVE COMPENSATION -- Summary Compensation Tables" and "-- Employment and Related Agreements with Named Executive Officers" sections of the Company's Proxy Statement on Schedule 14A filed with the Commission on April 20, 2000 is incorporated herein by reference.

     Mr. Thomas Davis, a member of the Board of Directors of the Company serves as the executor of the Estate of Gerald W. Wyant, a member of the Wyant Family.

     The information set forth in the "INTRODUCTION," "THE TENDER OFFER -- Contacts and Transactions with the Company; Background of the Offer," and "-- Purpose of the Offer; the Merger Agreement; the Stock Purchase Agreement; the Confidential Disclosure and Standstill Agreement; Opinion of the Company's Financial Advisor; Plans for the Company; Appraisal Rights; Going Private Transactions" sections of the Offer to Purchase is incorporated herein by reference. The information set forth in the "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND WYANT MANAGEMENT" and "EXECUTIVE COMPENSATION -- Summary Compensation Tables" and "-- Employment and Related Agreements with Named Executive Officers" sections of the Company's Proxy Statement on Schedule 14A filed with the Commission on April 20, 2000 is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     RECOMMENDATION. The Board by unanimous vote of all directors present at a meeting held on August 30, 2000 (i) determined that the Merger is advisable and that the terms of the Offer and Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger and adopted and approved the Merger Agreement and (iii) recommended that the Company's stockholders accept the Offer and, if approval is required by applicable law, approve the Merger and approve and adopt the Merger Agreement.

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     ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT
THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A letter to the Company's stockholders, a letter to brokers, dealers, commercial banks, trust companies and other nominees, and a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's recommendation are filed herewith as Exhibits
(a)(5), (a)(6) and (a)(7), respectively, and are incorporated herein by reference. A joint press release announcing the Offer and the Merger is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

     REASONS. The information set forth in the "INTRODUCTION," "THE TENDER OFFER -- Contacts and Transactions with the Company; Background of the Offer," "-- Purpose of the Offer; the Merger Agreement; the Stock Purchase Agreement; the Confidential Disclosure and Standstill Agreement; Opinion of the Company's Financial Advisor; Plans for the Company; Appraisal Rights; Going Private Transactions" and "-- Certain Information Concerning the Company" sections of the Offer to Purchase is incorporated herein by reference.

     In reaching its decision to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following material factors, which generally supported such recommendation:

     (i) The historical market prices and recent trading activity of the Shares, including the fact that the $4.00 per Share cash consideration to be paid in the Offer and the Merger represented (A) a premium of approximately 45% over the August 29, 2000 closing market price per Share, the last full trading day prior to the announcement of the $4.00 Offer, and (B) a premium of approximately 88% over the highest closing market price per Share for the second quarter in fiscal 2000.

     (ii)  The historical and projected financial performance of the Company.

     (iii) The facts that (A) the Company's margins have historically been, and will presumably continue in the future to be, sensitive to changes in costs and the Company's ability to increase selling prices accordingly, and (B) the projected financial performance of the Company is based upon many assumptions (including assumptions concerning the market for the Company's goods and services and general business and economic conditions), all of which are difficult to predict and are beyond the control of the Company.

     (iv) The negotiations between the Board and its representatives and Purchaser and Parent and their representatives, including the fact that (A) the negotiations resulted in an increase in the per Share offer price from $3.00 to $4.00 and (B) the Board believed that Parent and Purchaser would not further increase the per Share offer price.

     (v) The fact that James A. Wyant and the other members of the Wyant Family had indicated a clear interest in selling their Shares to Parent and that James A. Wyant, the Wyant Family, Parent and Purchaser have now entered into the Stock Purchase Agreement, whereby
           (a) all of the Shares owned by the Wyant Family, constituting a majority of the issued and outstanding Shares of the Company, shall be tendered in the Offer and Purchaser shall take up and pay for such Shares, and (b) Parent shall simultaneously, and for the same per share consideration, purchase all of the Exchangeable Preferred Stock from the owner thereof. Therefore, the Purchaser will possess, upon consummation of the Offer, sufficient voting power to cause the Company to consummate the Merger without the affirmative vote of the stockholders of the Company. The Board believed that Parent and Purchaser would not pay a premium for the minority Shares as compared to the price being paid for the Wyant Family's Shares.

     (vi) The transaction structure which is designed to, among other things, result in the receipt by stockholders of the consideration to be paid pursuant to the Offer at the earliest practicable time, without incurring transaction costs typically associated with market sales.

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     (vii)  The equality of the consideration to be paid in connection with the
            Offer and in connection with the Merger.

     (viii) The opinion dated August 30, 2000 of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to the Board to the effect that, as of such date and based and in reliance upon the matters described in the opinion, the $4.00 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger (other than those shareholders that are party to the Stock Purchase Agreement) was fair, from a financial point of view, to such holders. The full text of Houlihan Lokey's written opinion dated August 30, 2000, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey, is attached to this Statement as Annex A and is incorporated herein by reference. Houlihan Lokey's opinion is directed only to the fairness, from a financial point of view, of the $4.00 per Share cash consideration to be received in the Offer and the Merger by the applicable holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. Holders of Shares are urged to read the opinion carefully in its entirety.

     (ix) The availability of dissenters' rights with respect to the Merger under New York law.

     (x) The terms and conditions of the Merger Agreement, which were determined through arm's-length negotiations, including the absence of any financing condition.

     In light of the number and variety of factors the Board considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to quantify or otherwise assign relative weights to any of the foregoing factors and, accordingly, the Board did not do so.

     INTENT TO TENDER. To the knowledge of the Company, after making reasonable inquiry, each of the Company's executive officers, directors, affiliates, and subsidiaries (other than Purchaser and Parent and their respective affiliates) currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Houlihan Lokey has been retained as the exclusive financial advisor to the Board of the Company in connection with the Offer and the Merger. Pursuant to the terms of the Houlihan Lokey engagement, the Company has agreed to pay Houlihan Lokey for its services in connection with the Offer and the Merger an aggregate financial advisory fee of $100,000. The Company has also agreed to reimburse Houlihan Lokey for out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify Houlihan Lokey and related parties against liabilities, including liabilities under the federal securities laws, arising out of Houlihan Lokey's engagement. In the ordinary course of business, Houlihan Lokey and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on the Company's behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The following transactions in the Shares were effected during the past 60 days:

     On August 30, 2000, James Wyant and the Wyant Family entered into the Stock Purchase Agreement whereby (a) all of the Shares owned by the Wyant Family, constituting a majority of the issued and outstanding Shares of the Company, shall be tendered in the Offer and Purchaser shall take up and pay for such Shares, and (b) Parent shall simultaneously, and for the same per share consideration, purchase all of the Exchangeable Preferred Stock from the owner thereof. Therefore, the Purchaser will possess, upon

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consummation of the Offer, sufficient voting power to cause the Company to consummate the Merger without the affirmative vote of the stockholders of the Company.

     No other transaction in the Shares during the past 60 days has been effected by the Company or, to the Company's knowledge, by any other executive officer, director, affiliate, or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement with respect to the Offer and the Merger, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in the section "THE TENDER OFFER--Purpose of the Offer; the Merger Agreement; the Stock Purchase Agreement; the Confidential Disclosure and Standstill Agreement; Opinion of the Company's Financial Advisor; Plans for the Company; Appraisal Rights; Going Private Transactions" of the Offer to Purchase is incorporated herein by reference.

     Except as set forth in this Statement with respect to the Offer, the Merger and the Stock Purchase Agreement there are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     The information contained in the Offer to Purchase filed as Exhibit (a)(1) hereto is incorporated herein by reference.

ITEM 9.  EXHIBITS.

    EXHIBIT NUMBER                           DESCRIPTION
    --------------                           -----------
          (a)(1)     Offer to Purchase dated September 8, 2000.*+
          (a)(2)     Letter of Transmittal.*+
          (a)(3)     Notice of Guaranteed Delivery.*+
          (a)(4)     Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*+
          (a)(5)     Letter to Shareholders from Donald MacMartin, Chairman of
                     the Board.w+
          (a)(6)     Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies, and Other Nominees.*+
          (a)(7)     Letter to Clients for use by Brokers, Dealers, Commercial
                     Banks, Trust Companies, and Other Nominees.*+
          (a)(8)     Joint Press Release dated August 30, 2000.#

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
    EXHIBIT NUMBER                           DESCRIPTION
    --------------                           -----------
          (a)(9)     Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
                     Inc. dated August 30, 2000 (attached hereto as Annex A).+
         (a)(10)     Proxy Statement of Wyant Corporation on Schedule 14A filed with the Commission on April 20, 2000 (incorporated herein by reference).
          (e)(1)     Agreement and Plan of Merger dated as of August 30, 2000, by and among Parent, Purchaser and the Company.*
          (e)(2)     Stock Purchase Agreement dated August 30, 2000, by and among
                     Parent, Purchaser, the Wyant Family, and James A. Wyant.*
          (e)(3)     Confidential Disclosure and Standstill Agreement dated June
                     28, 2000 between Cascades Inc. and the Company.*

---------------

* Incorporated by reference to Schedule TO filed by Purchaser on September 8, 2000.

+  Included in copies mailed to the Company's stockholders.

# Incorporated by reference to Schedule 14D-9 filed by the Company with the Commission on August 30, 2000 relating solely to preliminary communications before the commencement of the Offer.

w  Filed herewith.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                            WYANT CORPORATION

                                            By:     /s/ MARC D'AMOUR
                                            ------------------------------------

                                                         Marc D'Amour
                                               Vice-President, Chief Financial
                                                     Officer and Treasurer

Dated: September 8, 2000

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

                                    ANNEX A

August 30, 2000

To The Board of Directors
  WYANT CORPORATION

Dear Members of the Board

     We understand that Perkins Acquisition Corp. ("Perkins") has made an offer (the "Offer") to acquire all of the outstanding common stock of Wyant Corporation ("Wyant" or the "Company") for $4.00 per share. We also understand that Perkins will simultaneously enter into a stock purchase agreement with certain members of the Wyant family (the "Wyant Family") whereby those Wyant family members will tender all of their holdings of the common stock of the Company for $4.00 and will sell to Perkins Papers Ltd. all of their shares of Class E Preferred Stock of Wood Wyant Inc. (which is convertible on a one for one basis into shares of common stock of Wyant) for $4.00 per share. We further understand the Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among Perkins Acquisition Corp., Perkins Papers Ltd. and Wyant. Such transactions and all related transactions are referred to collectively herein as the "Transaction."

     You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed Wyant Corporation's audited financial statements on Form 10-K for the three fiscal years ended December 31, 1997 through 1999, and unaudited financial statements on Form 10-Q for the quarter ended June 30, 2000, which the Company's management has identified as being the most current financial statements available;

     2.    reviewed copies of the following documents:

        (i)   Offer to Purchase, draft dated August 24, 2000;

        (ii) Agreement and Plan of Merger by and among Perkins Papers Ltd., Perkins Acquisition Corp., and Wyant Corporation, draft dated August 24, 2000;

        (iii) Stock Purchase Agreement by and among Perkins Papers Ltd., Perkins Acquisition Corp., James A. Wyant, John Derek Wyant, Lynne Ellen Emond and the Estate of Gerald W. Wyant, draft dated August 28, 2000;

     3. reviewed internally prepared, unaudited financial statements for Wood Wyant for the two fiscal years ended December 31, 1999;

     4. reviewed internally prepared, unaudited financial statements for IFC for the two fiscal years ended December 31, 1999;

     5. spoke with certain members of the senior management of the Company and to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

     6. reviewed forecasts and projections prepared by the Company's management, with respect to Wood Wyant and IFC for the fiscal year ending December 31, 2000;

     7. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

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

     8. reviewed certain publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices paid in other transactions that we considered similar to the Transaction; and

     9. conducted such other studies, analyses and inquiries as we have deemed appropriate.

     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

     Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the stockholders of the Company (other than the Wyant Family) in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                                       A-2